Item 27 Exhibit (d) vii.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

FIXED ACCOUNT FOR DOLLAR COST AVERAGING ENDORSEMENT

This Endorsement modifies the Certificate to which it is attached. In the case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control.

The following provision is added to the Certificate:

FIXED ACCOUNT FOR DOLLAR COST AVERAGING

During the Accumulation Period the Participant may elect to have a Purchase Payment designated for allocation to the Fixed Account for Dollar Cost Averaging (hereinafter referred to as “DCA Fixed Account”). The DCA Fixed Account is part of the Company’s General Account.

Purchase Payment for a DCA Fixed Account Term: For each DCA Fixed Account Term, the Company will only accept a Purchase Payment as of the beginning of the DCA Fixed Account Term. A Purchase Payment includes any Purchase Payment assigned to and accepted by the Company from a financial institution as of the request for a DCA Fixed Account Term. The Company reserves the right to reject Purchase Payments.

Allocations: Only a new net Purchase Payment may be designated for allocation to the DCA Fixed Account at the beginning of a DCA Fixed Account Term. No transfers may be made to the DCA Fixed Account from any other account or Sub-Account maintained under the Certificate.

DCA Fixed Account Term: The term for the DCA Fixed Account will be a period not to exceed 12 months beginning with receipt of a new Purchase Payment. Only one DCA Fixed Account Term may be operative at a time. If the Participant elects to make an allocation to a DCA Fixed Account at a time when the period to the Participant’s Annuity Date would be less than the currently offered DCA Fixed Account Term, then the expiration of the DCA Fixed Account Term would be the Participant’s Annuity Date. No amounts will remain under the DCA Fixed Account after the expiration of the DCA Fixed Account Term.

DCA Fixed Account Interest Rate: The interest rate credited to the DCA Fixed Account will be set periodically by the Company and will never be less than the minimum guaranteed interest rate appearing on the Certificate Schedule for the Fixed Account. The interest rate will be guaranteed for the DCA Fixed Account Term.

Transfers: Except for scheduled DCA Fixed Account transfer payments, no transfers may be made from the DCA Fixed Account before the expiration of the DCA Fixed Account Term. DCA Fixed Account transfer payments will be made on the scheduled transfer payment dates. If a scheduled transfer payment date is not a Valuation Date, the transfer will be made on the next Valuation Date. Scheduled transfer payments may be made from the DCA Fixed Account to all Sub-Accounts. The transfer provisions described in the last two paragraphs of the section of the Certificate Schedule entitled “Minimum and Maximum Amount to be Transferred” are not operative with respect to the DCA Fixed Account.

Certificate Value: Unless specified otherwise, the term “Certificate Value” shall mean the sum of the Participant’s interest in the Sub–Accounts of the Separate Account, the Fixed Account, plus the DCA Fixed Account.

ANEND1998-05	Page 1 of 2

DCA Fixed Account Value: Unless specified otherwise, the “DCA Fixed Account Value” of a Participant’s Account at any time is equal to:

1.	the Net Purchase Payment allocated to the DCA Fixed Account; plus
2.	the interest credited to that portion of the Certificate Value attributable to the DCA Fixed Account; less
3.	any Certificate Value transferred from the DCA Fixed Account; less
4.	applicable charges, fees or taxes.

Withdrawal: No partial withdrawals may be made from the DCA Fixed Account. If a total withdrawal is made during a DCA Fixed Account Term, such withdrawal will be made in accordance with the withdrawal provisions of the Certificate.

Suspension or Deferral of Payments: The Company reserves the right to postpone payments for a withdrawal or transfer from the DCA Fixed Account for a period of up to six months.

Fixed Annuity: Unless specified otherwise, that portion of the Certificate Value attributable to the DCA Fixed Account shall be used to provide a Fixed Annuity to the Annuitant (Option B with 10 years of payments guaranteed) if no Annuity Option has been chosen at least 30 calendar days before the Annuity Date. If the amount applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum.

Termination of DCA Option: The Company reserves the right to terminate the DCA Fixed Account as an option under the Certificate at any time in the future. Notice of such an event will be sent to all existing Certificateholders. At the time of notice, any active DCA Fixed Account will continue in force until the expiration of its DCA Fixed Account Term.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Christine C. Peaslee ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

ANEND1998-05	Page 2 of 2